SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement under
Section 14(d)(4)
of the Securities Exchange Act of 1934

Tickets.com, Inc.

(Name of Subject Company)

Tickets.com, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.000225 Per Share

(Title of Class of Securities)

88633 M101

(CUSIP Number of Class of Securities)

Robert F. Murphy
General Counsel

Tickets.com, Inc.
555 Anton Boulevard, 11th Floor
Costa Mesa, California 92626
(714) 327-5400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the persons filing statement)

With copies to:

Frank M. Placenti
Bryan Cave LLP
Two North Central Avenue, Suite 2200
Phoenix, Arizona 85004
(602) 364-7000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX

     On February 15, 2005, Tickets.com, Inc., a Delaware corporation (“Company”), and MLB Advanced Media, L.P., a Delaware limited partnership (“MLBAM”), issued a joint press release announcing that Company, MLBAM, and its wholly-owned subsidiary, MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”), had entered into an Agreement and Plan of Merger (“Merger Agreement”), dated February 14, 2005, pursuant to which MLBAM, through Purchaser, will acquire all of Company’s common stock, par value $0.000225 per share, through an all-cash tender offer and merger. A copy of the press release is included as Exhibit (a)(1) hereto. On February 15, 2005, Company filed a Form 8-K in connection with the transactions contemplated by the Merger Agreement, which Form 8-K is incorporated herein by reference.

     At the commencement of the tender offer, MLBAM and Purchaser will file with the Securities and Exchange Commission (“SEC”) a tender offer statement and Company will file with the SEC a solicitation/recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer. The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all stockholders of Company at no expense to them by requesting them from Company in writing to: Office of CFO, 555 Anton Boulevard, 11th Floor, Costa Mesa, CA 92626 or by phone at (714) 327-5496. Stockholders may obtain a free copy of the solicitation/recommendation statement when it becomes available, along with any documents Company has filed with the SEC at the SEC’s website at http://www.sec.gov.

Item 9. Exhibits

(a)(1)	Press Release, dated February 15, 2005 (incorporated by reference to the Form 8-K filed by Tickets.com, Inc. on February 15, 2005).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TICKETS.COM, INC.

By:	/s/ Christian O. Henry

(Signature)

Christian O. Henry; Chief Financial Officer

(Name and Title)

February 15, 2005

(Date)

EXHIBIT INDEX

(a)(1)	Press Release, dated February 15, 2005 (incorporated by reference to the Form 8-K filed by Tickets.com, Inc. on February 15, 2005).